AM
3/16/2004

SEC 04002119 MISSION

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: September 30, 1998<br>Estimated average burden<br>Hours per response...12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 16880 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YR)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Great Eastern Securities, Inc.

RECD S.E.C. FEB 25 2004 516

| OFFICIAL USE ONLY |
|---|
| FIRM ID NO. |

PROCESSED MAR 17 2004 THOMSON FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6800 Jericho Turnpike, Suite 101W
(No. and Street)

| Syosset | NY | 11791 | |
|---|---|---|---|
| (City) | (State) | (Zip Code) | |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Randy Sofferman 516-487-4070
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Lipner, Sofferman & Co., LLP
(Name – *if individual, state, last, first, middle name*)

| 185 Great Neck Road | Great Neck | NY | 11021 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.*

# OATH OR AFFIRMATION

I, Alphonse Mekalainas , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Great Eastern Securities, Inc. , as of December 31, 2003 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Alphonse Mekalainas
Signature

Finop
Title

Tifanie L. Buckley
Notary Public
2/25/04.

OFFICIAL SEAL
TIFANIE L. BUCKLEY
Notary Public State of Nevada
Clark County
My Comm. Expires April 28, 2007
03-81502-1

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Cash Flows.
X (e) Statement of Changes in Stockholders' Equity or Sole Proprietor's Capital.
X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
(h) Computation of Determination for Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with focus report.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5.

**LIPNER, SOFFERMAN & CO., LLP**
CERTIFIED PUBLIC ACCOUNTANTS
185 GREAT NECK ROAD, GREAT NECK, NEW YORK 11021
(516) 487-4070 · FAX (516) 773-4289 · www.lipnersofferman.com

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

## INDEPENDENT AUDITORS' REPORT

Great Eastern Securities, Inc.
6800 Jericho Turnpike, Suite 101W
Syosset, NY 11791

We have audited the accompanying statement of financial condition of Great Eastern Securities, Inc. as of December 31, 2003, and the related statements of income, stockholders' equity (deficit), changes in subordinated borrowings, cash flows, and the statement of 15c 3-1 net capital computation for the year then ended that you are filing pursuant to 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the individual, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Great Eastern Securities, Inc. at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lipner, Sofferman + Co., LLP

Great Neck, NY
February 7, 2004

GREAT EASTERN SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

## ASSETS

| | |
|---|---|
| Current assets: | |
| Cash and cash equivalents | $197,876 |
| Commissions receivable | 263,275 |
| Clearing deposits | 96,848 |
| Marketable securities | 1,188 |
| Prepaid expenses | 1,795 |
| Due from related companies | 78,078 |
| Loans and exchanges | 76,500 |
| Miscellaneous receivables | 5,000 |
| Total current assets | 720,560 |
| Property and equipment | 66,381 |
| Less: accumulated depreciation | ( 31,652 ) |
| | 34,729 |
| Investment in NASD | 3,300 |
| Security and other deposits | 63,862 |
| | 67,162 |
| Total assets | $822,451 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| Current liabilities: | |
| Commissions payable | $279,316 |
| Accrued expenses and taxes payable | 72,797 |
| | 352,113 |
| Stockholders' equity: | |
| Common stock, no par value, 1,000 shares authorized, issued and outstanding | 42,500 |
| Additional paid-in capital | 691,264 |
| Retained earnings (deficit) | ( 263,426 ) |
| Total stockholders' equity | 470,338 |
| | $822,451 |

See accompanying notes to financial statements.



LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

# GREAT EASTERN SECURITIES, INC.

## STATEMENT OF INCOME

## YEAR ENDED DECEMBER 31, 2003

| | |
|---|---|
| Income: | |
| Commissions | $8,438,256 |
| Data fee income | 991,886 |
| Interest income | 103,427 |
| | 9,533,569 |
| Expenses: | |
| Salaries | 280,521 |
| Commission expenses | 3,691,081 |
| Clearing fees | 1,274,464 |
| Outside services | 1,014,247 |
| Execution charges | 753,787 |
| Consulting and other related fees | 209,724 |
| Data fees and services | 889,172 |
| Rent | 237,726 |
| Regulatory expenses and fees | 133,333 |
| Promotion and entertainment | 115,297 |
| Travel and auto expenses | 53,208 |
| Payroll tax expense | 27,277 |
| Employee benefits | 91,349 |
| Telephone | 80,287 |
| Software consulting | 94,954 |
| Professional fees | 172,591 |
| Postage and supplies | 58,412 |
| Interest and bank charges | 17,934 |
| Data processing | 129,171 |
| Dues and fees | 16,068 |
| Communication expenses | 44,428 |
| Depreciation | 14,150 |
| Trade show expenses | 1,082 |
| Insurance | 10,548 |
| Bad debt expense | 50,900 |
| Other expenses | 38,126 |
| NYS corporation tax | 605 |
| | 9,500,442 |
| Net income before income taxes | 33,127 |
| Deferred income tax expense | 20,000 |
| Net income | $ 13,127 |

See accompanying notes to financial statements.

GREAT EASTERN SECURITIES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2003

| | Capital Stock | Additional Paid-in Capital | Retained Earnings (Deficit) |
|---|---|---|---|
| Balance, January 1, 2003 | $ 8,500 | $ 10,264 | ($276,553) |
| Issuance of common stock | 34,000 | | |
| Donation to capital | | 41,000 | |
| Subordinated loans transferred to capital | | 640,000 | |
| Net income | - | - | 13,127 |
| Balance, December 31, 2003 | $ 42,500 | $691,264 | ($263,426) |

See accompanying notes to financial statements.



LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

## GREAT EASTERN SECURITIES, INC.

## STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

## YEAR ENDED DECEMBER 31, 2003

| | |
|---|---|
| Subordinated borrowings at January 1, 2003 | $640,000 |
| Subordinated loans transferred to capital | 640,000 |
| Subordinated borrowings at December 31, 2003 | $ - |

See accompanying notes to financial statements.



LS LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

# GREAT EASTERN SECURITIES, INC.

## STATEMENT OF CASH FLOWS

## YEAR ENDED DECEMBER 31, 2003

| | |
|---|---|
| Cash flows from operating activities: | |
| Net income | $ 13,127 |
| Adjustments to reconcile net income to net cash provided (used) by operating activities: | |
| Depreciation and amortization | 14,150 |
| Deferred income taxes | 20,000 |
| Decrease in commissions receivable | 3,230 |
| Decrease in deposit account | 40,465 |
| Decrease in error account | 2,199 |
| (Increase) in marketable securities | ( 308 ) |
| Decrease in prepaid expenses | 1,668 |
| (Increase) in loans and exchanges | ( 20,578 ) |
| (Increase) in miscellaneous receivables | ( 5,000 ) |
| Decrease in due from other brokers | 77,844 |
| Increase in commissions payable | 82,851 |
| (Decrease) in accrued expenses and taxes payable | ( 95,078 ) |
| Total adjustments | 121,443 |
| Net cash provided by operating activities | 134,570 |
| | |
| Cash flows from investing activities: | |
| Purchase of property and equipment | ( 2,267 ) |
| (Increase) in security deposits | ( 63,862 ) |
| Net cash (used) by investing activities | ( 66,129 ) |
| | |
| Cash flows from financing activities: | |
| Issuance of common stock | 34,000 |
| Donation to capital | 41,000 |
| Net cash provided by financing activities | 75,000 |
| | |
| Net increase in cash and cash equivalents | 143,441 |
| | |
| Cash and cash equivalents, beginning | 54,435 |
| | |
| Cash and cash equivalents, ending | $197,876 |
| | |
| Supplemental disclosures: | |
| Income taxes paid during year | $ -- |
| Interest paid during year | $ -- |
| | |
| Non-cash financing activities: | |
| Transferred subordinated loans payable to additional paid-in capital | $640,000 |

See accompanying notes to financial statements.

GREAT EASTERN SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

1. Statement of Significant Accounting Policies:

Organization:

The company is a registered broker under the Securities and Exchange Commission and is a member of the National Association of Securities Dealers (NASD). The company was incorporated under the laws of the State of New York on July 9, 1998, and was authorized to do business in New York. On March 10, 1999, the NASD approved the company's application to expand its business to include broker retailing corporate equity securities, selling group participant with right of return in firm commitments or best efforts underwriting, and provide private placements of securities. None of these types of transactions occurred in the year 2003.

Concentration of Risk:

The company is engaged in various trading and brokerage activities in which counterparties primarily consist of other broker dealers. In the event these counterparties do not fulfill their obligations, the company may be exposed to certain risks. The risk of default depends upon the creditworthiness of the counterparties or issuers of the instrument.

As of December 31, 2003, the North Fork bank statement indicated a balance of $226,663. Funds deposited with a single financial institution are insured up to $100,000 in the aggregate by the Federal Deposit Insurance Corporation (FDIC). Should the bank become unable to meet its obligations, losses could be incurred by the company.

Security Transactions:

The company records its transactions on the trade date; this includes profits and losses arising from security transactions entered into for the account of the company.

Marketable securities are valued at market values.

Cash and Cash Equivalents:

Cash equivalents are limited to short term, highly liquid investments that are both readily convertible to known amounts of cash and of an original maturity of three months or less.

Property and Equipment:

Property and equipment are stated at cost, less accumulated depreciation. Repairs and maintenance charges, which do not increase the useful lives of assets, are charged to income as incurred.

Use of Estimates:

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

GREAT EASTERN SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2003

1. Statement of Significant Accounting Policies:

Income Taxes

The company is liable for New York State corporation taxes based on its income. Even though the company may incur a loss in any one year, it will still be liable for taxes computed on capital or for a minimum tax.

The company has adopted the liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standards (SFAS) No. 109. Deferred income taxes are recognized at currently enacted tax rates for temporary differences between financial reporting and income tax basis of assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that included the enactment date.

As of December 31, 2003, the company had federal and state net operating loss carryforwards of $233,196 and $232,356, respectively, which are available to reduce future taxable income. If unused, the carryforwards expire as follows:

| Federal Expiration Date | Federal | State Expiration Date | State |
|---|---|---|---|
| 2019 | $ 1,416 | 2019 | $ 1,416 |
| 2020 | $114,501 | 2020 | $114,501 |
| 2022 | $117,279 | 2022 | $117,279 |

The possible deferred income tax benefits of available net operating losses were $34,979 with a valuation allowance of an equal amount.

Leases

The company entered into a lease agreement with Reckson Operating Partnership, LP dated November 10, 2003 for the property located at 6800 Jericho Turnpike, Syosset, NY. This lease expires on February 28, 2009. The annual minimum rent is as follows: $181,357 for the first year; $160,312 for the second year; $165,346 for the third year; $170,556 for the fourth year; $175,948 for the fifth year; and $19,474 for the sixth year.

Future minimum lease payments are as follows:

| Year Ended December 31, | |
|---|---|
| 2004 | $155,854 |
| 2005 | 160,728 |
| 2006 | 165,780 |
| 2007 | 171,005 |
| 2008 | 176,413 |
| 2009 | 4,347 |
| | $834,127 |

2. Net Capital Requirements:

Great Eastern Securities, Inc. is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15C3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (the rule of the New York Stock Exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003, Great Eastern Securities, Inc. had net capital of $206,896 which was $156,896 in excess of its required net capital. Great Eastern Securities, Inc.'s net capital ratio was 1.702 to 1.

3. Financial Instruments with Off-Balance Sheet Credit Risk:

As a securities broker, the company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The company introduces these transactions for clearance to other broker/dealers on a fully disclosed basis.

The company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the company and the company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the company and its clearing brokers provides that the company is obligated to assume any exposure related to such non-performance by its customers. The company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The company monitors its customers' activity by reviewing information it receives from its clearing brokers on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

The company is required to maintain a security deposit with such clearing organizations. At December 31, 2003, the company was required to keep a minimum of $75,000 on deposit.

4. Commitments and Contingencies:

The company is a party to an action in which an NASD arbitration proceeding is scheduled for hearing in Richmond, VA on April 27, 2004. The claimant is seeking approximately $150,000 in damages. Great Eastern's counsel anticipates a favorable award at hearing.

5. Due from Related Companies:

The amounts due from related companies are non-interest bearing and have no repayment requirement.

6. Investment in NASD:

The company has invested $3,300 for 11 shares of stock in the National Association of Securities Dealers, Inc. There is no public market for such shares.

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER Great Eastern Securities, Inc. as of 12/31/2003

### COMPUTATION OF NET CAPITAL

| | | | | |
|---|---|---|---|---|
| 1. Total ownership equity from Statement of Financial Condition | | | $ 470,338 | 3480 |
| 2. Deduct ownership equity not allowable for Net Capital | | | ( ) | 3490 |
| 3. Total ownership equity qualified for Net Capital | | | 470,338 | 3500 |
| 4. Add: | | | | |
| A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | | 3520 |
| B. Other (deductions) or allowable credits (List) | | | | 3525 |
| 5. Total capital and allowable subordinated liabilities | | | $ 470,338 | 3530 |
| 6. Deductions and/or charges: | | | | |
| A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) | $ 263,264 | 3540 | | |
| B. Secured demand note delinquency | | 3590 | | |
| C. Commodity futures contracts and spot commodities-proprietary capital charges | | 3600 | | |
| D. Other deductions and/or charges | | 3610 | ( 263,264 ) | 3620 |
| 7. Other additions and/or allowable credits (List) | | | | 3630 |
| 8. Net capital before haircuts on securities positions | | | $ 207,074 | 3640 |
| 9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)): | | | | |
| A. Contractual securities commitments | $ | 3660 | | |
| B. Subordinated securities borrowings | | 3670 | | |
| C. Trading and investment securities: | | | | |
| 1. Exempted securities | | 3735 | | |
| 2. Debt securities | | 3733 | | |
| 3. Options | | 3730 | | |
| 4. Other securities | 178 | 3734 | | |
| D. Undue Concentration | | 3650 | | |
| E. Other (List) | | 3736 | ( 178 ) | 3740 |
| 10. Net Capital | | | $ 206,896 | 3750 |

OMIT PENNIES

| | |
|---|---|
| Reconciliation with Great Eastern Securities, Inc. computation - included on Part IIA of Form X-17A-5 as of December 31, 2003 filed January 2004. | |
| Net capital as reported in Great Eastern Securities, Inc. Part IIA unaudited focus report | $ 212,130 |
| Net adjustments | ( 5,234 ) |
| Net capital per above | $ 206,896 |

| | |
|---|---|
| Non-allowable assets: | |
| Prepaid expenses | $ 1,795 |
| Miscellaneous receivables | 159,578 |
| Property and equipment | 34,729 |
| Investment in NASD | 3,300 |
| Security and other deposits | 63,862 |
| | $ 263,264 |

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER Great Eastern Securities, Inc. as of 12/31/2003

### COMPUTATION OF NET CAPITAL REQUIREMENT

**PART A**

| | | | |
|---|---|---|---|
| 11. Minimum net capital required (6 2/3% of line 19) | $ | 23,475 | 3756 |
| 12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ | 50,000 | 3758 |
| 13. Net capital requirement (greater of line 11 or 12) | $ | 50,000 | 3760 |
| 14. Excess net capital (line 10 less 13) | $ | 156,896 | 3770 |
| 15. Excess net capital at 1000% (line 10 less 10% of line 19) | $ | 171,685 | 3780 |

### COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | | | | |
|---|---|---|---|---|---|---|
| 16. Total A.I. liabilities from Statement of Financial Condition | | | | $ | 352,113 | 3790 |
| 17. Add: | | | | | | |
| A. Drafts for immediate credit | $ | | 3800 | | | |
| B. Market value of securities borrowed for which no equivalent value is paid or credited | $ | | 3810 | | | |
| C. Other unrecorded amounts (List) | $ | | 3820 | $ | | 3830 |
| 19. Total aggregate indebtedness | | | | $ | * 352,113 | 3840 |
| 20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10) | | | | % | 170.19 | 3850 |
| 21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | | | | % | | 3860 |

### COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

**PART B**

| | | | |
|---|---|---|---|
| 22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits | $ | | 3970 |
| 23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ | | 3880 |
| 24. Net capital requirement (greater of line 22 or 23) | $ | | 3760 |
| 25. Excess capital (line 10 less 24) | $ | | 3910 |
| 26. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000 | $ | | 3920 |

**NOTES:**

(A) *The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:*
1. *Minimum dollar net capital requirement, or*
2. 6 2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

* Reconciliation with Great Eastern Securities, Inc.'s computation included in Part IIA of Form X-17A-5 line 3840 as of December 31, 2003 filed in January 2004:

| | | |
|---|---|---|
| Aggregate indebtedness as reported in Great Eastern Securities, Inc.'s Part IIA unaudited focus report | $ | 345,367 |
| Net adjustments | | 6,746 |
| Aggregate indebtedness per above | $ | 352,113 |

LS

LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
185 GREAT NECK ROAD, GREAT NECK, NEW YORK 11021
(516) 487-4070 · FAX (516) 773-4289 · www.lipnersofferman.com

MEMBERS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

## INDEPENDENT AUDITORS'

## REPORT ON INTERNAL CONTROL STRUCTURE

## REQUIRED BY SEC RULE 17a-5

Great Eastern Securities, Inc.
6800 Jericho Turnpike, Suite 101W
Syosset, NY 11791

In planning and performing our audit of the financial statements of Great Eastern Securities, Inc. for the period ended December 31, 2003, we considered the internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17A-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Great Eastern Securities, Inc. that we considered relevant to the objectives stated in rule 17A-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-12(2) in complying with the requirements for prompt payment of securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3 because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

Great Eastern Securities, Inc. is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by Great Eastern Securities, Inc. are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide the company with reasonable, but not absolute, assurance that assets for which it has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with its authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. The above should be considered with the fact that the company is owned by a parent company and does not maintain a separate office staff.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, no facts came to our attention indicating that the company was not in compliance with such conditions during the period from January 1, 2003 to December 31, 2003.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures following by the company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(11) and the reserve rquired by rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

This report is intended solely for the use of Great Eastern Securities, Inc., the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17A-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Lipner, Sofferman + Co., LLP

LIPNER, SOFFERMAN & CO., LLP

Great Neck, NY
February 7, 2004

LS

LIPNER, SOFFERMAN & CO., LLP
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## INDEPENDENT AUDITORS'
## REPORT OF DIFFERENCES BETWEEN
## AUDITED REPORT AND FOCUS REPORT
## December 31, 2003

Great Eastern Securities, Inc.
6800 Jericho Turnpike, Suite 101W
Syosset, NY 11791

In performing our audit of Great Eastern Securities, Inc. for the period ended December 31, 2003, we made adjustments that affected the December 31, 2003 focus report Form X-17A-5. The adjustments were as follows:

| | |
|---|---|
| A) Increase in cash | $ 503 |
| B) Increase in marketable securities - net of haircuts | 1,009 |
| C) Decrease in commissions payable | 6,000 |
| D) (Increase) in accrued expenses | ( 12,746 ) |
| Net adjustments to capital | ($ 5,234 ) |

The net capital after haircuts as reported on our December 31, 2003 audited report was $206,896; the net capital after haircuts as reported on the December 31, 2003 focus report Form X-17A-5 was $212,130. This report was not prepared by us. The difference between these figures is $5,234, as indicated above.

Lipner, Sofferman + Co., LLP

LIPNER, SOFFERMAN & CO., LLP